SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

EMBRATEL PARTICIPAÇÕES S.A.

(Name of Subject Company (Issuer))

TELÉFONOS DE MÉXICO, S.A. DE C.V.

TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.

(Name of Person Filing Statement (Offeror))

Common Shares, no par value, Preferred Shares, no par value, and

American Depositary Shares, each representing 5,000 Preferred Shares

(Titles of Class of Securities)

29081N209

(CUSIP Number of Classes of Securities)

Adolfo Cerezo Pérez

Chief Financial Officer

Teléfonos de México, S.A. de C.V.

Parque Vía 190

Colonia Cuauhtemoc

06599 Mexico, D.F. Mexico

(52) 55 5222 5144

Copy to:

Daniel S. Sternberg

Nicolas Grabar

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation* US$874,908,963.76	Amount of Filing Fee** US$93,615.26

*	Estimated for purposes of calculating the filing fee pursuant to Rule 0–11(d) only. The Transaction Valuation was calculated assuming the purchase of all outstanding Common Shares, no par value, and all Preferred Shares, no par value (including Preferred Shares represented by American Depositary Shares), other than shares owned directly or indirectly by the Filing Persons, at a purchase price of R$6.95 in cash per 1,000 Common Shares or Preferred Shares. As of June 30, 2006 there were 512,480,331,944 Common Shares and 475,257,755,286 Preferred Shares outstanding (including Preferred Shares represented by American Depositary Shares), of which 498,785,936,670 Common Shares and 216,232,326,229 Preferred Shares are owned directly or indirectly by the Filing Persons. As a result, this calculation assumes the purchase of 13,694,395,274 outstanding Common Shares and 259,025,429,057 outstanding Preferred Shares. The Transaction Value was calculated in Brazilian reais (R$) and converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on September 29, 2006 of US$1 = R$2.1664.

**	The filing fee, calculated in accordance with Rule 0–11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006, is US$107.00 per US$1 million (prorated for amounts less than US$1 million) of the aggregate Transaction Valuation. Accordingly, the filing fee is calculated by multiplying the aggregate Transaction Valuation by 0.000107.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	US$93,615.26
Form or Registration No.:	Schedule TO-T
Filing Party:	Teléfonos de México, S.A. de C.V.
Telmex Solutions Telecomunicações Ltda.
Date Filed:	October 3, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.

☐	issuer tender offer subject to Rule 13e–4.

☒	going–private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on combined Schedule TO and Schedule 13E-3 (the “Combined Schedule TO”) filed with the Securities and Exchange Commission (“SEC”) on October 3, 2006, as amended by Amendment No. 1 to the Combined Schedule TO filed with the SEC on October 24, 2006, by Teléfonos de México, S.A. de C.V., a corporation organized under the laws of the United Mexican States (“Telmex”), and Telmex Solutions Telecomunicações Ltda., a limited liability company organized under the laws of the Federative Republic of Brazil and a wholly owned subsidiary of Telmex (“Telmex Solutions”). The Combined Schedule TO relates to the offer by Telmex Solutions to purchase any and all outstanding common shares, no par value (the “Common Shares”) and any and all outstanding preferred shares, no par value (the “Preferred Shares”), including any and all Preferred Shares represented by American Depositary Shares (the “ADSs”), of Embratel Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Embratel Holdings”), other than the shares owned directly or indirectly by the Filing Persons, at a price of R$6.95 per 1,000 Common Shares and R$6.95 per 1,000 Preferred Shares (for reference, equivalent to approximately U.S.$15.95 per ADS based on the average of the buy and sell U.S. dollar-Brazilian real exchange rates indicated under “transaction PTAX 800, option 5” published by the Central Bank of Brazil through the SISBACEN system at 7:00 p.m., Brasilia time, on September 28, 2006, which was U.S.$1.00 = R$2.1789) in cash, plus an adjustment based on the Brazilian Taxa Referencial-TR (a monthly index published by the Central Bank of Brazil, which, for reference, was approximately 0.23% for the month of July 2006) from May 8, 2006 to the date payment is made for shares purchased in the tender offer, net of stock exchange and settlement fees, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated October 3, 2006 (the “Offer to Purchase”) and in the related letter of transmittal, which are annexed to and filed with the Combined Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Items 1 through 11 of the Combined Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as described below. All page references in this Amendment No. 2 refer to the Offer to Purchase.

COVER

The phrase “adjusted by the Brazilian Taxa Referencial-TR (a monthly index published by the Central Bank, which, for reference, was approximately 0.23% for the month of July 2006)” in the first sentence of the first paragraph is hereby deleted and replaced by the phrase “plus an adjustment based on the Brazilian Taxa Referencial-TR.”

The following text is hereby added after the first sentence of the first paragraph:

The Brazilian Taxa Referencial is a monthly index calculated on the basis of interest rates for deposits at Brazilian banks and published by the Central Bank. For reference, the Taxa Referencial was approximately 0.23% for the month of July 2006.

SUMMARY TERM SHEET

The first sentence of the first paragraph on page 1 is hereby amended and restated in its entirety to read as follows:

This summary term sheet summarizes the material terms of the tender offer.

SUMMARY TERM SHEET— “If less than all the shares are tendered, will the tender offer be followed by a mandatory redemption of shares held by minority shareholders?”

The following sentence is hereby added at the end of the last paragraph on page 8:

For more information regarding our plans for Embratel Holdings following the tender offer that would be relevant in the event the tender offer is not completed or in the event the tender offer is completed but we do not acquire all of the shares in the tender offer and are not able to acquire the remaining shares pursuant to the mandatory redemption, see SPECIAL FACTORS — “Plans for Embratel Holdings Following the Tender Offer” and — “Conduct of Embratel Holdings’ Business if the Tender Offer is Not Completed.”

SUMMARY TERM SHEET— “Is your financial condition relevant to my decision to tender in this offer?”

The response to this question on page 4 is hereby amended and restated in its entirety to read as follows:

We do not think our financial condition is relevant to your decision whether to tender your common shares or preferred shares (including preferred shares represented by ADSs) in the tender offer because (a) Telmex is a public reporting company under Section 13(a) of the Exchange Act that files annual and interim reports with the SEC, (b) the offer is solely for cash and (c) the offer is not subject to any financing condition.

SUMMARY TERM SHEET— “Until what time may I withdraw my tendered shares, and how may I do so?”

The last sentence of the carryover paragraph on the top of page 8 is hereby amended and restated in its entirety to read as follows:

An ADS holder electing to withdraw the preferred shares underlying its ADSs from the ADS program and participate directly in the tender offer as a holder of preferred shares must allow sufficient time for the completion of all required steps described in this offer to purchase by the Share Expiration Time, on the Expiration Date.

INTRODUCTION

The phrase “adjusted by the Brazilian Taxa Referencial-TR (a monthly index published by the Central Bank, which, for reference, was approximately 0.23% for the month of July 2006)” in the first sentence of the first paragraph on page 12 is hereby deleted and replaced by the phrase “plus an adjustment based on the Brazilian Taxa Referencial-TR.”

The following text is hereby added after the first sentence of the first paragraph on page 12:

The Brazilian Taxa Referencial is a monthly index calculated on the basis of interest rates for deposits at Brazilian banks and published by the Central Bank. For reference, the Taxa Referencial was approximately 0.23% for the month of July 2006.

SPECIAL FACTORS— “Background of the Tender Offer”

The following sentence is hereby added at the end of the last paragraph on page 14:

For more information on ABN AMRO’s valuation report, see — “Valuation Report of Banco ABN AMRO Real S.A.” and — “Certain Projections Prepared by Embratel Holdings.”

SPECIAL FACTORS— “Purpose of and Reasons for the Tender Offer; Mandatory Redemption; Plans for Embratel Holdings Following the Tender Offer—Purpose of and Reasons for the Tender Offer”

The following sentence is hereby added at the end of the second-to-last paragraph on page 15:

Telmex decided to conduct the tender offer at this time in order to consolidate and strengthen its overall strategic position in Brazil, using the liquidity currently available to finance a transaction of this size and kind.

SPECIAL FACTORS— “Valuation Report of ABN AMRO Real S.A.”

The reference to “Exhibit (c)” in the first sentence of the first bullet point on page 28 is hereby revised to read “Exhibit (c)(1).”

The following disclosure is hereby added after the end of this section on page 31:

Certain Projections Prepared by Embratel Holdings

Embratel Holdings does not as a matter of course make public forecasts as to future revenues, earnings or other financial information. Embratel Holdings did, however, prepare certain projections that it provided to Telmex and to ABN AMRO in connection with the preparation of its valuation report. The projections set forth below are included in this document solely because such information was provided to Telmex and ABN AMRO.

The projections summarized below were not prepared by Embratel Holdings with a view to public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants regarding prospective financial information. In addition, the projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. While prepared with numerical specificity, the projections were not prepared in the ordinary course and the projections reflect numerous estimates and hypothetical assumptions, all made by Embratel Holdings, with respect to industry performance, general business, economic, market, interest rate and financial conditions and other matters, which may not be accurate, may not be realized, and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Embratel Holdings’ control. Generally, the further out the period to which forecasts relate, the more unreliable those forecasts become due to the difficulty in making accurate predictions of future events. Accordingly, there can be no assurance that the assumptions made in preparing the projections set forth below will prove to be accurate, and actual results may be materially different from those contained in the projections set forth below.

In light of the uncertainties inherent in forward-looking information of any kind, we caution against undue reliance on this information. The inclusion of this information should not be regarded as an indication that anyone who received this information considered it a reliable predictor of future events, and this information should not be relied on as such. While Embratel Holdings has prepared these projections with numerical specificity and has provided them to Telmex and ABN AMRO in connection with this proposed transaction, Embratel Holdings has not made any representation to any person that the projections will be met. Embratel Holdings does not intend to update or revise such projections to reflect circumstances existing after the date they were prepared or to reflect the occurrence of future events, unless required by law.

Set forth below is a summary of these projections.

Consolidated Projected Financial Information

(R$ millions nominal)

Ending December 31	2006	2007	2008	2009	2010	2011	2012	2012	2014	2015
Net revenues	8,235	8,431	8,644	8,754	8,942	9,310	9,590	9,918	10,341	10,673
Operational Costs and Expenses	(5,808)	(6,007)	(6,143)	(6,219)	(6,330)	(6,639)	(6,819)	(7,043)	(7,382)	(7,579)
EBITDA	2,427	2,424	2,502	2,535	2,611	2,670	2,771	2,875	2,959	3,094
Margin (%)	29.5%	28.7%	28.9%	29.0%	29.2%	28.7%	28.9%	29.0%	28.6%	29.0%
Earnings before Taxes	880	555	641	715	588	734	918	1,025	1,056	1,221
Net profit	852	532	629	698	570	710	884	966	992	1142

In preparing the above financial projections, Embratel Holdings made a number of assumptions relating to its markets, their growth rates and other factors that may affect the accuracy of these financial projections. These assumptions included expected industry growth rates, government regulation, inflation and the impact of these on (i) domestic long distance services (cellular and VIP phone and 0800 services), (ii) broadband and Internet services (including investments in satellite infrastructure) and (iii) VoIP service.

As noted above in — “Valuation Report of Banco ABN AMRO Real S.A.,” the valuation report, which includes the projections summarized above, is available for inspection and copying by any interested holder or its representative designated in writing during regular business hours at the principal executive offices of Embratel Holdings located at Rua Regente Feijó, 166, Sala 1687-B, Rio de Janeiro, RJ, Brazil 20060-060 and is also accessible at the Internet site of Embratel Holdings at http://www.embratel.com.br. An English translation of the valuation report has also been filed with the SEC as Exhibit (c)(1) to the combined Schedule TO and Schedule 13e-3.

Certain Discussion Materials Prepared by Goldman Sachs

In connection with its role as financial advisor to Telmex, Goldman Sachs was requested by Telmex to assist in coordinating the implementation and structuring of the tender offer. As financial advisor to Telmex, Goldman Sachs, on March 30, April 25 and May 6, 2006, also prepared certain discussion materials for the purpose of assisting the management of Telmex in connection with the tender offer. The discussion materials prepared by Goldman Sachs, which include the analyses summarized below, have been filed as an exhibit to combined Schedule TO and Schedule 13e-3 of which this offer to purchase is a part filed by us in connection with the tender offer. Neither the discussion materials nor this summary constitutes a recommendation as to how any Embratel Holdings shareholder should act on any matter relating to the tender offer. Goldman Sachs was not engaged to, nor did it render any opinion as to the fairness of the transaction either to Telmex, Telmex Solutions or to Embratel Holdings or any of their respective shareholders.

As part of its March 30, 2006 discussion materials, Goldman Sachs provided Telmex management with a comparison of projections prepared by the management of Embratel Holdings and estimates made by certain securities research analysts, for calendar years 2006 through 2008. In this analysis, Goldman Sachs compared the Embratel Holdings management projections and the analysts’ estimates of Embratel Holdings’ revenue growth, earnings before interest, taxes, depreciation and amortization, or EBITDA, margin (which is equal to EBITDA divided by revenue) and EBITDA growth. For purposes of this comparison, Goldman Sachs set forth in the discussion materials (i) projections taken from an Embratel Holdings management business plan that had been furnished to ABN AMRO in connection with its preparation of an independent valuation report of Embratel Holdings in October 2005 in connection with Embratel Holdings’ acquisition of Telmex do Brasil Ltda. and Telmex’s equity interest in Net (the “October 2005 Valuation Report”) and (ii) revised projections taken from an Embratel Holdings management business plan prepared in March 2006.

The following table compares the relevant projections and estimates referred to above:

	Analyst’s Estimates		Embratel Holdings October 2005 Management Projections	Embratel Holdings March 2006 Management Projections
	Average	Median
Revenue Growth
2006	1.3%	1.0%	7.5%	9.4%
2007	-1.2%	-1.2%	4.8%	2.7%
2008	-0.5%	-0.8%	6.1%	3.1%
EBITDA Margin
2006	26.5%	26.6%	26.7%	27.6%
2007	26.9%	26.9%	28.6%	28.1%
2008	27.0%	25.9%	27.3%	28.2%
EBITDA Growth
2006	19.4%	18.9%	28.3%	34.9%
2007	0.6%	0.9%	12.3%	4.5%
2008	0.3%	-0.1%	1.3%	3.3%

As part of its April 25, 2006 discussion materials, Goldman Sachs provided Telmex management with a review of selected publicly available financial information, ratios and multiples for Embratel Holdings and a comparison of that data to corresponding data for the following selected publicly traded companies in the Latin American fixed-line telecommunications industry:

•	Telmex

•	Tele Norte Leste Participações S.A. (“Telemar”)

•	Brasil Telecom Participações S.A. (“Brasil Telecom”)

•	Compania Anónima Nacional Teléfonos de Venezuela

•	Compañia de Telecomunicaciones de Chile S.A.

•	Telecomunicações de Sao Paulo S.A.

•	Telecom Argentina S.A.

•	Axtel, S.A. de C.V.

Although none of the selected companies is directly comparable to Embratel Holdings, the companies included were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of Embratel Holdings.

The enterprise value for Embratel Holdings and the selected companies utilized by Goldman Sachs was calculated by adding the net debt and minority interest of each company to its equity market capitalization. The equity market capitalization for Embratel Holdings and the selected companies was calculated by multiplying each company’s closing stock price as of April 24, 2006 by the number of that company’s shares outstanding. For purposes of this analysis, Goldman Sachs excluded from Embratel Holdings’ market capitalization its ownership stake at the time in Net at its then-current market capitalization. Historical financial results utilized by Goldman Sachs for purposes of this analysis were based upon information contained in the applicable company’s latest publicly available financial statements. Estimates of future results for Embratel

Holdings and the selected companies used by Goldman Sachs in this analysis were based on estimates provided by Institutional Brokers Estimate System, referred to as IBES (a data service that compiles estimates issued by securities research analysts). Goldman Sachs’ analysis of the selected companies compared the following to the results for Embratel Holdings:

•	the April 24, 2006 closing stock price as a percentage of the 52-week closing high stock price;

•	the enterprise value as a multiple of sales for calendar years 2005 through 2007;

•	the enterprise value as a multiple of EBITDA for calendar years 2005 through 2007;

•	5-year earnings per share, or EPS, compounded annual growth rate, or CAGR; and

•	2005 EBITDA margin.

The following table compares the relevant multiples and percentages referred to above calculated for the selected companies and Embratel Holdings:

	Selected Companies*								Embratel Holdings
	Max		Mean		Median		Min
April 24, 2006 Stock Price as % of 52-Week Closing High	96%		87%		87%		77%		86%
Enterprise Value/Sales Multiples
2005	2.6	x	1.6	x	1.6	x	0.6	x	0.6	x
2006	2.8	x	1.5	x	1.6	x	0.6	x	0.6	x
2007	2.7	x	1.4	x	1.4	x	0.5	x	0.6	x
Enterprise Value/EBITDA Multiples
2005	6.4	x	4.2	x	4.0	x	2.7	x	2.7	x
2006	5.7	x	3.9	x	3.9	x	2.3	x	2.3	x
2007	5.7	x	3.5	x	3.6	x	1.7	x	2.2	x
5-Year EPS CAGR	39.1%		19.0%		19.0%		6.1%		10.0%
2005 EBITDA Margin	49.7%		35.6%		34.9%		22.4%		22.4%

*	Includes Embratel Holdings

In a related analysis, Goldman Sachs reviewed selected publicly available multiples for Embratel Holdings and compared that data to corresponding data for Brasil Telecom and Telemar. For purposes of this analysis, Goldman Sachs calculated various multiples for Embratel Holdings, based on enterprise values implied by (i) Embratel Holdings’ equity market capitalization as of April 24, 2006, (ii) R$6.40 per share, the price per share reflected in the October 2005 Valuation Report and (iii) R$7.00 per share, considering an approximate 30% market premium over the price of Embratel Holdings’ preferred shares as of April 24, 2006. For purposes of this analysis, Goldman Sachs excluded from Embratel Holdings’ market capitalization its ownership stake at the time in Net at its then-current market capitalization.

Goldman Sachs’ analysis of the selected companies compared the following to the results for Embratel Holdings:

•	the enterprise value as a multiple of revenue for calendar years 2006 and 2007; and

•	the enterprise value as a multiple of EBITDA for calendar years 2006 and 2007.

The following table compares the relevant multiples referred to above calculated for two of the selected companies and Embratel Holdings:

	Brasil Telecom		Telemar		Embratel Holdings at Market Price		Embratel Holdings at October 2005 Valuation Report Price		Implied Embratel Holdings at R$7.00
Enterprise Value / Revenue
2006	0.9	x	1.3	x	0.6	x	0.7	x	0.8	x
2007	0.9	x	1.3	x	0.6	x	0.7	x	0.8	x

Enterprise Value / EBITDA
2006	2.8	x	3.0	x	2.3	x	2.7	x	3.0	x
2007	2.5	x	3.0	x	2.2	x	2.7	x	3.0	x

As part of its April 25, 2006 discussion materials, Goldman Sachs calculated the total investment, in U.S. dollars and Brazilian reais, that Telmex would need to make to purchase all outstanding common shares and preferred shares of Embratel Holdings not owned by Telmex at the time, implied by per share prices for Embratel Holdings’ preferred shares ranging from R$5.47, the closing price for Embratel Holdings’ preferred shares on April 24, 2006, to R$7.00, representing an approximate 30% premium over the April 24, 2006 closing price. In addition, Goldman Sachs calculated the enterprise value for Embratel Holdings, implied by the range of per share prices for Embratel Holdings’ preferred shares, as a multiple of EBITDA for each of calendar years 2005 and 2006. Goldman Sachs also calculated the adjusted enterprise value for Embratel Holdings, derived by subtracting the market value of Embratel Holdings’ proportional stake in Net from Embratel Holdings’ equity market capitalization and adding net debt, implied by the same range of per share prices for Embratel Holdings’ preferred shares, as a multiple of EBITDA for each of calendar years 2005 and 2006.

In addition, Goldman Sachs provided Telmex management with a calculation of the premium implied by a range of implied share prices over the weighted average share price of Embratel Holdings’ common shares and preferred shares over certain periods. Goldman Sachs also derived the percentage of Embratel Holdings’ common shares and preferred shares that had traded at a price equal to or below the implied share prices for Embratel Holdings’ common shares and preferred shares for the three months, six months and twelve months ended April 24, 2006.

Goldman Sachs also performed an illustrative valuation analysis of Embratel Holdings to calculate an implied per share price for Embratel Holdings, as of April 24, 2006. To calculate the illustrative implied per share price for Embratel Holdings, Goldman Sachs began with R$6.40 per share, the price per share reflected in the October 2005 Valuation Report. To the R$6.40, Goldman Sachs added R$0.59, an amount that represents the per share increase in valuation of Embratel Holdings’ stake in Net, from Net’s price per share of R$0.84 at the time of the October 2005 Valuation Report, to its market price of R$1.24, as of April 24, 2006. Goldman Sachs then added R$0.23, an amount that represents the per share value of the purchase price paid by Embratel Holdings for the acquisition of PrimeSys, as publicly disclosed in its notice of material fact on August 5, 2005, which was furnished to the SEC on a Form 6-K on August 8, 2005. Finally, Goldman Sachs added R$0.60, an amount which represents the increase in value per share of Embratel Holdings resulting from the tightening of the Brazilian country spreads. Based on this illustrative valuation analysis, Goldman Sachs derived an illustrative implied per share price for Embratel Holdings of R$7.86.

Goldman Sachs set forth in the discussion materials certain data from (i) the projections from the Embratel Holdings management business plan that had been furnished to ABN AMRO in connection with the October 2005 Valuation Report, (ii) revised projections taken from the then-current Embratel Holdings management business plan and (iii) Embratel Holdings’ 2006 Budget.

As part of its May 6, 2006 discussion materials, Goldman Sachs provided Telmex management with a calculation of the premium implied by a range of implied share prices over the market price per share of Embratel Holdings’ preferred shares at certain times. Goldman Sachs compared these implied Embratel Holdings share prices ranging from R$6.73 to R$7.15, the range of equity value per share derived by ABN AMRO in its May 1, 2006 valuation report, described above in — “Valuation Report of Banco ABN AMRO Real S.A.,” with the following trading prices for Embratel Holdings’ preferred shares:

•	the closing price of R$5.51 on May 5, 2006;

•	the weighted average price of R$5.14 for the 30 calendar days ending May 5, 2006;

•	the weighted average price of R$5.37 for the 90 calendar days ending May 5, 2006;

•	the weighted average price of R$5.65 for the 180 calendar days ending May 5, 2006; and

•	the weighted average price of R$5.24 for the 360 calendar days ending May 5, 2006.

Applying the mid-point implied share price of R$6.94, the results of Goldman Sachs’ calculations are reflected below:

Period:	Implied Premium Based on Implied R$6.94 Share Price and then current Embratel Holdings Stock Price:
As of May 5, 2006	26.0%
30-day weighted average	34.9%
90-day weighted average	29.4%
180-day weighted average	22.9%
360-day weighted average	32.5%

Finally, Goldman Sachs calculated the enterprise value for Embratel Holdings implied by the May 1, 2006 valuation report price range of R$6.73 to R$7.15, as a multiple of EBITDA for each of calendar years 2006 and 2007. The enterprise value for Embratel Holdings utilized by Goldman Sachs was calculated by adding Embratel Holdings’ equity market capitalization implied by the valuation report share price range to net debt as of March 31, 2006, and subtracting Embratel Holdings’ proportional stake in Net, which the May 1, 2006 valuation report valued at R$1.13 per share. The EBITDA projections for 2006 and 2007 utilized by Goldman Sachs were based on the consensus of IBES, as of May 5, 2006. Applying the mid-point implied share price of R$6.94 derived from the range of prices provided by the ABN AMRO’s May 1, 2006 valuation report, Goldman Sachs calculated an implied enterprise value/EBITDA multiple of 3.0x based on 2006 estimated EBITDA and an implied enterprise value/EBITDA multiple of 2.9x based on 2007 estimated EBITDA.

In preparing all of its discussion materials, Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of performing its financial analyses. Goldman Sachs was not asked to make, and did not assume responsibility for making, any independent verification of the information reviewed by it. Telmex engaged Goldman Sachs to act as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the tender offer. Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs has provided in the past, and may continue to provide from time to time, investment banking advice and financial advisory services to Telmex and its affiliates (including Embratel Holdings). In connection with the above-described investment banking and other services, Goldman Sachs has received, and may receive, compensation. For investment banking services provided over the past two years, Goldman Sachs has been paid U.S.$1,445,375 in fees and expense reimbursements from Telmex and Embratel Holdings. Goldman Sachs is a full service securities firm engaged, either directly or indirectly through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to Telmex, Embratel Holdings and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Telmex and Embratel Holdings for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

Pursuant to an engagement letter dated as of November 15, 2005, Telmex retained Goldman Sachs to assist it with the possible tender offer. Pursuant to the terms of the engagement letter, Telmex has agreed to pay Goldman Sachs U.S.$500,000 upon completion of the tender offer. In addition, Telmex has agreed to indemnify Goldman Sachs and related persons against various liabilities, including liabilities under the federal securities laws.

SPECIAL FACTORS— “Certain Effects of the Tender Offer—Effects in the United States—Termination of Deposit Agreement and Delisting in the United States”

The bolded paragraph on page 19 is hereby amended and restated in its entirety to read as follows:

In view of the effects described above, any holder that does not tender the preferred shares underlying its ADSs in the tender offer or exercise the shareholder put right, if available, could experience a material decrease in the liquidity and market value of its ADSs after the tender offer is completed.

SPECIAL FACTORS— “Certain Effects of the Tender Offer—Effects in the United States—Deregistration Under the Exchange Act”

The following additional disclosure is hereby added after the end of the first full paragraph on page 20:

We do not currently anticipate that deregistration of the ADSs and the preferred shares underlying the ADSs under the Exchange Act will occur prior to any mandatory redemption or the expiration of any shareholder put right. In the unlikely event that deregistration does occur on such a timetable, we will, and will cause Embratel Holdings to, comply with any notice requirements imposed by applicable Brazilian law relating to the mandatory redemption or the shareholder put right. We will also make appropriate arrangements for the dissemination of an English translation of the notice to U.S. holders, either through The Bank of New York or otherwise.

The second full paragraph on page 20 is hereby amended and restated in its entirety to read as follows:

In addition, if the ADSs and the underlying preferred shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Embratel Holdings and would no longer provide any protections with respect to any shareholder put right or mandatory redemption. Furthermore, the ability of “affiliates” of Embratel Holdings and persons holding “restricted securities” of Embratel Holdings to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated.

SPECIAL FACTORS— “Certain Rights of Shareholders Following the Tender Offer—Shareholder Put Right”

The phrase “adjusted by the Brazilian Taxa Referencial-TR (a monthly index published by the Central

Bank, which, for reference, was approximately 0.23% for the month of July 2006)” in the first sentence of the second paragraph on page 21 is hereby deleted and replaced by the phrase “plus an adjustment based on the Brazilian Taxa Referencial-TR.”

The following text is hereby added after the first sentence of the second paragraph on page 21:

The Brazilian Taxa Referencial is a monthly index calculated on the basis of interest rates for deposits at Brazilian banks and published by the Central Bank. For reference, the Taxa Referencial was approximately 0.23% for the month of July 2006.

SPECIAL FACTORS— “Position of Telmex Solutions and Telmex Regarding Fairness of the Tender Offer to Unaffiliated Holders of Shares and ADSs”

The phrase “and historical” in the first sentence of the second bullet point on page 23 is hereby deleted.

The following text is hereby added after the first sentence of the second full paragraph on page 24:

In making our determination regarding the fairness of the tender offer to unaffiliated holders, we recognized that the pre-2005 market prices of the common shares, preferred shares and ADSs as well as the purchase prices paid by Telmex in 2004 for Embratel Holdings’ common shares were higher than the tender offer price and that these facts did not support our view as to the fairness of the tender offer. However, we believe that the factors set forth above that do support our view, in particular the findings of the valuation report prepared by an independent investment bank according to procedures prescribed by Brazilian law, reflected current conditions, particularly in light of the significant corporate transactions undertaken by Embratel Holdings in 2005 (the capital increase, the acquisition of an equity stake in Net and the integration of Telmex do Brasil, among others), and were more appropriate indicators of the fairness of the tender offer.

The fourth bullet point on page 23 is hereby deleted.

The following paragraphs are hereby added after the second full paragraph on page 24:

In making our determination as to the fairness of the tender offer to holders, we considered the possible effects of the tender offer on tendering holders of common shares and preferred shares (including preferred shares represented by ADSs) that would remain holders following the tender offer as a result of proration in the event we were not permitted to purchase more than one-third of the publicly held common shares or preferred shares of Embratel Holdings (see THE TENDER OFFER — Section 1 — “Terms of the Tender Offer and Expiration Date — Proration”). We concluded that the tender offer was fair to those holders because we believe that in such a circumstance their position as shareholders would not be substantially affected by the tender offer for the following reasons.

Following our acquisition of no more than one-third of Embratel Holdings’ publicly held preferred shares in the tender offer, a holder of preferred shares (including preferred shares represented by ADSs) would continue to hold shares of a class with substantial liquidity with a continuing public float of approximately 172.7 billion preferred shares and an aggregate market value on the order of U.S.$550 million (based on market prices and the PTAX exchange rate on October 3, 2006, the launch date of the tender offer); the preferred shares would continue to be listed on the São Paulo Stock Exchange; and, because Embratel Holdings would continue to be a public company in Brazil registered with and regulated by the CVM, a holder of preferred shares would continue to have full access to public disclosure regarding Embratel Holdings. Further, we anticipate that, even if following the tender offer the deposit agreement governing the ADSs were terminated and the ADSs delisted from the New York Stock Exchange, the preferred shares will not be eligible for deregistration under the Exchange Act and Embratel Holdings would continue to be required to make filings with the SEC and to comply with the SEC’s rules applicable to reporting companies.

Given that the market for the common shares is currently extremely limited as a result of Telmex’s ownership of 97.3% of the common shares outstanding, following our acquisition of one-third of Embratel Holdings’ publicly held common shares, the liquidity of the common shares would be reduced only slightly; the common shares would continue to trade on the São Paulo Stock Exchange; and, because Embratel Holdings would continue to be a public company in Brazil, registered with and regulated by the CVM, a holder of common shares would continue to have full access to public disclosure regarding Embratel Holdings. The common shares are not currently listed on any U.S. stock exchange or registered under the Exchange Act and thus the tender offer would not alter their status in this regard.

THE TENDER OFFER— “Terms of the Tender Offer and Expiration Date—General”

The phrase “adjusted by the Brazilian Taxa Referencial-TR (a monthly index published by the Central Bank, which, for reference, was approximately 0.23% for the month of July 2006)” in the first sentence of the first paragraph on page 32 is hereby deleted and replaced by the phrase “plus an adjustment based on the Brazilian Taxa Referencial-TR.”

The following text is hereby added after the first sentence of the first paragraph on page 32:

The Brazilian Taxa Referencial is a monthly index calculated on the basis of interest rates for deposits at Brazilian banks and published by the Central Bank. For reference, the Taxa Referencial was approximately 0.23% for the month of July 2006.

THE TENDER OFFER—Section 5— “Conditions to the Tender Offer”

The following paragraph is hereby added immediately after condition (6) on page 43:

With respect to the condition in paragraph (6) above, we would not consider a comment made by the SEC as adversely affecting the tender offer unless it required us to amend the tender offer in a manner that would make it impractical for us to comply with our obligations under applicable Brazilian laws or regulations.

Schedule 13E-3, Item 16. Exhibits.

Item 16 is hereby amended and restated in its entirety to read as follows:

(c)(1)	Valuation Report pursuant to CVM Instruction Number 361, dated May 1, 2006, filed with CVM on September 1, 2006 (version prepared to comply with comments from CVM) (incorporated by reference to Exhibit 99.2 of Schedule TO, filed by Telmex on September 6, 2006).

(c)(2)	Certain Discussion Materials Prepared by Goldman Sachs.

(f)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2006

Telmex Solutions Telecomunicações Ltda.

By:	/s/ Carlos Henrique Moreira
Name:	Carlos Henrique Moreira
Title:	Chief Executive Officer

Teléfonos de México, S.A. de C.V.

By:	/s/ Adolfo Cerezo Pérez
Name:	Adolfo Cerezo Pérez
Title:	Chief Financial Officer